Your **Vote** Counts!

1-800-FLOWERS.COM, INC.

2025 Annual Meeting
Vote by December 9, 2025
11:59 PM ET



V80324-P38299

You invested in 1-800-FLOWERS.COM, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on December 10, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to November 26, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number



 **Vote Virtually at the Meeting***

December 10, 2025
9:00 a.m. EST

Virtually at:
www.virtualshareholdermeeting.com/FLWS2025

*Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

1-800-FLOWERS.COM, INC.

2025 Annual Meeting
Vote by December 9, 2025
11:59 PM ET

Voting Items	Board Recommends
1. Election of Directors **Nominees** 01) Celia R. Brown 02) Dina Colombo 03) Eugene F. DeMark 04) Adam Hanft 05) Christopher G. McCann 06) James F. McCann 07) Shelton Palmer 08) Christina Shim 09) Larry Zarin	For
2. To ratify the appointment of BDO USA, P.C. as our independent registered public accounting firm for the fiscal year ending June 28, 2026.	For
3. To approve an amendment to the 2003 Long Term Incentive and Share Award Plan to increase the authorized shares.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.